SEC FILE NUMBER 000-13117
CUSIP NUMBER: 42227G103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K   ☒  Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR
    ☐ Form N-CSR

For Period Ended:	June 30, 2009
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION
HealthWarehouse, Inc.
Full Name of Registrant
Clacendix, Inc.
Former Name if Applicable
1000 Commerce Boulevard
Address of Principal Executive Office (Street and Number)
Cincinnati, Ohio 45140
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 14, 2009, Clacendix, Inc. (the “Company”),  completed a share exchange transaction (the “Exchange”) pursuant to the terms of a Securities Exchange Agreement, dated as of May 14, 2009 (the “Securities Exchange Agreement”) with Healthwarehouse.com, Inc., a Delaware corporation (“HWI”).  Under the Securities Exchange Agreement, the Company acquired all the outstanding capital stock of HWI.  As a result of the Exchange, HWI became the Company’s subsidiary, with HWI’s former stockholders acquiring a majority of the outstanding shares of the Company’s common stock.  The Company changed its corporate name from Clacendix, Inc. to HealthWarehouse.com, Inc., upon stockholder approval in accordance with applicable federal securities and state corporate law.  The Company succeeded to the business of HWI as its sole line of business.

The Company is unable to file its Form 10-Q for the quarter ended June 30, 2009 within the prescribed time period because the Company is experiencing delays in the collection and compilation of certain information which the Company believes is required to be included in the Form 10-Q,  due to the lack of staff capable of assisting in the gathering of the required financial information and the transition of the process of preparing financial statements following completion of the Exchange.  The Company's Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
Patrick E. Delaney, Chief Financial Officer	(513)	618-0911
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒  No ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The historical financial results prior to the Exchange are those of HWI and replace the Company’s historical financial results as the Company existed prior to the Exchange.  Accordingly, the Company anticipates a loss of approximately $800,000 for the first six months ended June 30, 2009, as compared to a net loss of $168,423 for the six months ended June 30, 2008.  The reasons for the change are that the Company’s operating costs have increased due to the hiring of additional personnel, as well as having incurred additional expenses in connection with the Exchange.

The Company anticipates a loss of approximately $800,000 for the six months ended June 30, 2009, as compared to a net loss of $408,392 for the six months ended June 30, 2008, which is the net loss reported by the Company in its Form 10-Q for the quarter ended June 30, 2008.  There is no appropriate basis of comparison of the results of operations for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008, because for the six months ended June 30, 2009 the Company has been an operating entity and during the  six months ended June 30, 2008 the Company was a shell company with no operations.

HealthWarehouse, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2009	By	/s/ Patrick E. Delaney
Patrick E. Delaney, Chief Financial Officer